[MINTZ LEVIN LETTERHEAD]

April 19, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

  Re:
  EnerNOC, Inc.
  Amendment No. 2 to Registration Statement on Form S-1
  Registration No. 333-140632

Ladies and Gentlemen:

        On behalf of EnerNOC, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-1, initially filed with the Commission on February 12, 2007 (the "Registration Statement") and amended on March 27, 2007. Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated April 13, 2007 from Karen Garnett, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering four marked complete courtesy copies of Amendment No. 2 and four courtesy copies of this letter to Michael McTiernan of the Commission.

        As a preliminary matter, we advise the Commission that Amendment No. 2, in addition to setting forth changes responsive to the Commission's comments, also revises and updates the Registration Statement, as more particularly set forth therein.

General

1.
Comment: We note you have filed a confidential treatment request with respect to certain exhibits to the registration statement. We will review and provide comments as necessary. Please note that the confidential treatment order must be granted, or the request withdrawn, prior to the effectiveness of your registration statement.

  Response: The Company acknowledges the Commission's comment that the confidential treatment order must be granted, or the request withdrawn, prior to the effectiveness of the Registration Statement.

Summary Risk Factors, page 4

2.
Comment: Please revise this section to briefly describe each of the identified risks. Please consider presenting in bullet point format.

  Response: The Company has revised page 4 of Amendment No. 2 to briefly describe each of the identified risks in bullet point format.

Management's Discussion and Analysis of Financial Condition as Results of Operations Overview, page 33

3.
Comment: We note your response to comment 14. Please disclose in this section that substantially all of your revenues are derived from your grid operator and utility customers.

  Response: The Company has revised page 33 of Amendment No. 2 to disclose that substantially all of its revenues are derived from its grid operator and utility customers.

Selling and Marketing Expenses, page 39

4.
Comment: Please provide additional disclosure regarding the significant increases in your selling and marketing expenses and general and administrative expenses. In particular, please address whether you expect these growth rates to continue.

  Response: The Company has revised page 39 of Amendment No. 2 to provide additional disclosure regarding the increases in its selling and marketing expenses and general and administrative expenses. In addition, the Company respectfully refers the Commission to the disclosure on page 36 of Amendment No. 2 regarding its expectation of whether these growth rates will continue.

Stock-Based Compensation, page 50

5.
Comment: Please tell us why the fair value of the common stock as a percentage of the value of the preferred stock has remained constant from the Series B-1 round to the Series C round. The fair value of the common stock in May was $4.74 or 48% of the Series B-1 Preferred Stock that was issued in May 2006 and the fair value of the common stock in December was $25.11 or 46% of the Series C Preferred Stock that was issued in December 2006. We would expect that as you get closer to a liquidity event the fair value of the common stock as a percentage of the preferred stock would increase and not remain the same. We also note that it appears you changed some of the inputs related to the contemporaneous valuations due to the fact that you were closer to a liquidity event.

  Response: The Company acknowledges the Commission's comment and respectfully submits that the Company does not value its common stock as a percentage of preferred stock. Instead, as described in the Registration Statement, the Company has valued its common stock using the probability weighted-expected return method consistent with the Practice Aid of the American Institute of Certified Public Accountants entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "Practice Aid").

  For the December 2006 valuation, the Company engaged a specialist to perform a contemporaneous valuation of its common stock as of December 31, 2006 using the method described above. This takes into consideration numerous assumptions such as the nature and timing for liquidity event but the valuation methodology does not give significant weighting to the preferences for the preferred stock as compared to the common stock value. In addition, as described on page 58 of Amendment No. 2, the Company notes that the Series C financing was issued to existing investors and is not a third party indicator of fair value. The Company believes that the assumptions used in calculation of the probability weighted-expected return based on the type of liquidation event and the reassessments it made to the contemporary valuation for the removal of the discount for lack of marketability provide a reasonable basis to determine the fair market value of its common stock.

  Although the Practice Aid does not specify discount to preferred stock price as a method of valuing equity securities issued as compensation, the Company notes that if it were to value its common stock as a percentage of the value of its preferred stock, it would utilize the same "series" of preferred stock in the analysis. As a result, in relation to the Series B-1 round, the value of its common stock has increased from 48% of the value of the preferred stock ($4.74/$9.90) in May 2006 to 254% ($25.11/$9.90) in December 2006. Similarly, in relation to the Series C round, the value of its common stock has increased from 9% of the value of the preferred stock ($4.74/$55.28) in May 2006 to 45% ($25.11/$55.28) in December 2006.

6.
Comment: On page 53 you discuss the reasons for why the board continued to grant stock options with an exercise price of $1.45 on September 7, November 6 and December 7 of 2006. You note that the board determined that there were no other significant events that had occurred during this period that would have given rise to a change in the fair value of the common stock. Please tell us what events occurred between the dates above and the December 2006 Preferred Stock issuance where you issued approximately 105,000 shares at $55.28.

  Response: The Company acknowledges the Commission's comment and respectfully submits that, as discussed in its response to comment number 5 above, although the Company believes the issuance of the Series C Preferred Stock is not a third party indicator of fair value, the Company's board of directors did give consideration to the following events that occurred after the December 7, 2006 option grant and prior to the initial issuance of the Series C Preferred Stock on December 29, 2006:

  On December 15, 2006 the Company completed and submitted its final submission for a very significant demand response opportunity. This submission, if won, would result in the Company's single largest contract in terms of megawatts and contract value since its inception. The potential contract is a ten year deal and could result in revenues in excess of $150 million over the life of the contract.

  During mid-December 2006, a decision was made to accelerate the initial filing of the registration statement relating to an initial public offering of the Company's stock to early 2007, and therefore reduce the time to the Company's access to the public capital markets.

  The Company notes that the impact of these events are considered in the contemporaneous valuation performed as of December 31, 2006 and are included in the Company's reassessment of fair value of its common stock for the awards granted on December 7, 2006.

Compensation Discussion and Analysis, page 82

7.
Comment: We note that the compensation committee considered peer companies in determining compensation. Please disclose the names of these peer companies and briefly describe how they were selected. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

  Response: The Company notes the Commission's comment and notes that it has revised the disclosure to correct the discussion and reflect that, to date, the compensation committee has relied on its collective experience in the energy services and technology industries and its business judgment in determining compensation, rather than considering peer companies. The Company notes that commencing in 2007, its compensation committee plans to utilize publicly available compensation data from peer companies and respectfully refers the Commission to the disclosure regarding such plans under the caption "Executive Compensation Program Objectives and Philosophy—Competitive Market" on page 87 of Amendment No. 2.

Annual Bonus, page 84

8.
Comment: We note your response to prior comment 25. We also note that the compensation committee bases bonus awards on the achievement of predetermined goals; however you have not provided a quantitative discussion of these predetermined goals. Please provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

  Response: The Company has revised pages 88 and 89 of Amendment No. 2 to provide a detailed discussion of its named executive officers' predetermined non-financial goals for annual bonus awards. In addition, the Company has revised pages 88 and 89 of Amendment No. 2 to provide more detail about the elements of its predetermined financial goals for annual bonus awards.

  However, the Company did not specify the specific dollar and percentage thresholds for those financial goals. The Company respectfully submits that such thresholds constitute confidential and sensitive financial information that, if publicly disclosed, could hinder the Company's ability to effectively compete against its competitors, or put the Company at a significant competitive disadvantage in negotiations with third parties. The Company respectfully submits that, because the disclosure of such confidential information could result in competitive harm for the Company, the specific goals may be omitted from the Registration Statement pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The Company believes that public disclosure of these thresholds is not necessary for, or relevant to the protection of, investors in the Company and that, although significant to the Company, these thresholds are not material to the investors' general understanding of the Company's prospects. Accordingly, the Company has revised the disclosure on page 89 of Amendment No. 2 to discuss how likely it will be for the Company to achieve these thresholds.

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7 Revenue Recognition, page F-8

9.
Comment: Please revise to disclose how the amount of monthly demand response revenues that you are entitled to may change due to a failed verification event as discussed in Example #2.

  Response: The Company has amended the disclosure on page F-8 of Amendment No. 2 to provide a more detailed description of how the amount of monthly demand response revenues that it is entitled to may change due to a failed verification event.

Note 9. Redeemable Convertible Preferred Stock Warrant Liability, page F-21

10.
Comment: Please clarify to us how the number of shares to be issued under the net exercise method is calculated. Provide us with an example in your response.

  Response: A net exercise provision results in the holder receiving the same number of shares and same net cash as if the holder had exercised the warrant and concurrently sold, at fair market value, that number of the shares underlying the warrant as would be necessary to result in no net cash expenditure. This is achieved by providing a formula in the warrant that sets out that upon exercise of the warrant, the holder of the redeemable convertible preferred stock warrant (the "Warrant") will receive the number of shares of the Company's Series B-1 Convertible Preferred Stock equal to the actual number of shares purchasable under the warrant multiplied by (i) the difference between the then current fair market value of the shares for which the warrant is being exercised (the "Warrant Shares") and the total exercise price of the Warrant Shares (ii) divided by the then current fair market value per share of the Series B-1 Convertible Preferred Stock. An example of the net exercise method is set forth below:

  Example

  Upon election by the holder of the net exercise method, the Company will issue to the holder the number of shares of its Series B-1 Preferred Stock computed using the following formula:

X	=	Y × (A - B) A

  X = the number of shares of Series B-1 Preferred Stock to be issued to the holder upon the election of the net exercise method.

  Y = the number of shares of Series B-1 Preferred Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised. The example below assumes that the holder has elected to net exercise for the full 18,853 shares of Series B-1 Preferred Stock.

  A = the fair market value of one share of the Company's Series B-1 Preferred Stock (at the date of such calculation). The example below assumes a fair market value of $100.25 for one share of the Company's Series B-1 Preferred Stock.

  B = Exercise Price (as adjusted to the date of such calculation). The example below uses the current exercise price of $37.13, which was fixed as of December 31, 2006.

  Based on the formula above, the net shares issuable under the agreement would be calculated as follows:

11,900	=	18,853 × ($100.25 - $37.13) $100.25

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

11.
Comment: We note your response to prior comment 35. Please revise to disclose the type and amount of non-cash consideration you received, if any, for the options and stock described in paragraphs 7-10.

  Response: The Company has revised page II-3 to disclose that the options and stock described in paragraphs 7-11 were issued under the Company's stock option and incentive plan for services provided by employees and has added disclosure indicating the type and amount of proceeds received for options that have been exercised and for restricted stock that was issued.

* * *

        To assist the Commission in the review of the Company's accounting for stock-based compensation, the Company advises the Commission after consultation with the underwriters, the Company expects that the bona fide range of the offering price for the shares to be sold in the offering will be, on a presplit basis, $58 to $69, with a midpoint of $64. Using the low-point of the range, this would equate to an equity value of approximately $335 million (without given effect to the proceeds of the financing). We note that this value is consistent with the pre-money equity value of $331 million used by the Company to calculate the fair value of options granted subsequent to November 6, 2006 using the probability weighted-expected return method under the Practice Aid of the American Institute of Certified Public Accountants entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid). In connection with the filing of Amendment No. 2, the Company has considered the bona fide range noted above and has concluded that a 11% discount from the mid-point of the range is not materially inconsistent with the fair value estimated by the Company to value its common stock. As fully disclosed in the document, in connection with the preparation of the Company's financial statements for the year ended December 31, 2006, and in preparing for the initial public offering of the Company's common stock, the Company examined the valuations of its common stock during the 15 month period ended March 31, 2007, in light of the Practice Aid. The Company has carefully considered the amount and timing of the stock-based compensation charges, has consulted closely with its board of directors, and respectfully submits that it has properly and appropriately determined compensation expense with respect to the option and restricted stock grants described in the Compensation Charge Disclosure, and that the analysis and objective verifiable evidence set out in the Compensation Charge is not materially inconsistent with estimated IPO price discussed above. Consequently, the Company respectfully submits that: (a) the valuations determined for purposes of the foregoing option and restricted stock grants are reasonable and require no adjustment, and (b) no additional compensation expense is reportable with respect to any transaction discussed in the Compensation Charge Disclosure.

        When appropriate, the Company will provide a written request for acceleration of the effective date of the registration statement. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 of the Securities Act regarding requesting acceleration of the effectiveness of the registration statement.

        We hope that the above responses and the related revisions to Amendment No. 2 will be acceptable to the Commission. Please do not hesitate to call Jon Kravetz or Sahir Surmeli of this firm at (617) 542-6000 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

                      Very truly yours,

                      /s/ Sahir Surmeli
                      Sahir Surmeli

cc:
Securities and Exchange Commission
Michael McTiernan

EnerNOC, Inc.
Timothy Healy
David Brewster
Neal Isaacson
David Samuels

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan Kravetz
Thomas Burton
Daren Graham
Garrett Winslow

Davis Polk & Wardwell
Alan Denenberg
Robert Maynes
Dana Willis

Ernst & Young LLP
George Neble
Matt MacDonald